                                                            EXHIBIT 6.1

                               STATEMENT DETAILING
                        COMPUTATION OF PER SHARE EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2004 PER AUDITED FINANCIAL STATEMENTS:

Net loss:                                                                      $8,192,000

Weighted Average Number of Shares
Outstanding Calculated as follows:                                             96,481,552

                                                                         Weighted Average
           Number of Shares                       Weight                 Number of Shares
           ----------------                       ------                 ----------------
               86,762,216                         0.1913                       16,593,866
               97,072,716                         0.0546                        5,304,520
               97,832,826                         0.1667                       16,305,471
               97,907,826                         0.0820                        8,025,232
               97,978,039                         0.0574                        5,621,691
               98,488,239                         0.1940                       19,105,642
               98,583,255                         0.1831                       18,046,661
              104,436,915                         0.0492                        5,136,242
              107,145,282                         0.0191                        2,049,227
              107,238,148                         0.0027                          293,000
                                                                         ----------------
                                                                               96,481,552


Loss Per Share:                                                                     $0.08


FOR THE YEAR ENDED DECEMBER 31, 2003 PER AUDITED FINANCIAL STATEMENTS:

Net loss:                                                                      $3,940,000

Weighted Average Number of Shares
Outstanding Calculated as follows:                                             55,251,364


                                                                         Weighted Average
           Number of Shares                       Weight                 Number of Shares
           ----------------                       ------                 ----------------
              44,488,940                          0.2493                       11,091,196
              44,557,485                          0.2493                       11,108,852
              58,164,036                          0.2466                       11,469,598
              58,830,703                          0.0027                          161,180
              58,871,380                          0.0027                          161,291
              85,501,459                          0.2082                       17,703,654
              86,309,839                          0.0192                        1,654,422
              86,740,873                          0.0219                        1,901,170
                                                                         ----------------
                                                                               55,251,364

Loss Per Share:                                                                     $0.07
